Filed by: Max Capital Group Ltd. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: IPC Holdings, Ltd. (Commission File No. 0-27662)

This filing includes statements about future economic performance, finances, expectations, plans and prospects of both IPC Holdings, Ltd. (“IPC”) and Max Capital Group Ltd. (“Max”) that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties, including the risks described in the preliminary joint proxy statement/prospectus of IPC and Max that has been filed with the Securities and Exchange Commission (“SEC”) under “Risk Factors,” many of which are difficult to predict and generally beyond the control of IPC and Max, that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results, please also refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by each of IPC or Max, as the case may be, with the SEC. Neither IPC nor Max undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This filing contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on our current plans, estimates and expectations. Some forward-looking statements may be identified by our use of terms such as “believes,” “anticipates,” “intends,” “expects” and similar statements of a future or forward looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this filing should not be considered as a representation by us or any other person that our objectives or plans will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (b) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (c) any lowering or loss of financial ratings of any wholly-owned operating subsidiary; (d) the effect of competition on market trends and pricing; (e) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere and continued instability in global credit markets; and (f) other factors set forth in the preliminary joint proxy statement/prospectus of IPC and Max, the most recent reports on Form 10-K, Form 10-Q and other documents of IPC or Max, as the case may be, on file with the SEC. Risks and uncertainties relating to the proposed transaction include the risks that: the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; the anticipated benefits of the transaction will not be realized; and/or the proposed transactions will not be consummated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not intend, and are under no obligation, to update any forward looking statement contained in this filing.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This material relates to a proposed business combination between IPC and Max. On April 28, 2009, IPC filed with the SEC an amended registration statement on Form S-4, which included a preliminary joint proxy statement/prospectus of IPC and Max. This material is not a substitute for the preliminary joint proxy statement/prospectus that IPC has filed with the SEC or any other document that IPC or Max may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED, OR THAT WILL BE FILED, WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IPC, at Jim Bryce, President and Chief Executive Officer, or John Weale, Executive Vice President and Chief Financial Officer, at 441-298-5100, in the case of IPC’s filings, or Max, at Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations at 441-295-8800, in the case of Max’s filings.

PARTICIPANTS IN THE SOLICITATION:

IPC and Max and their directors, executive officers and other employees may be deemed to be participants in any solicitation of IPC and Max shareholders, respectively, in connection with the proposed business combination.

Information about IPC’s directors and executive officers is available in the preliminary joint proxy statement/prospectus filed with the SEC on April 28, 2009, relating to IPC’s 2009 annual meeting of shareholders; information about Max’s directors and executive officers is available in the amendment to its annual report on Form-10K, filed with the SEC on April 1, 2009.

The following interview of Max’s CEO Marty Becker with The Wall Street Transcript was posted on Max’s website on May 4, 2009:

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THE WALL STREET TRANSCRIPT

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W. MARSTON (MARTY) BECKER has served as Chairman and Chief Executive Officer of Max Capital Group Ltd. since October 2006. He has been a Director of Max Capital Group Ltd., formerly known as Max Re Capital Ltd., and Max Bermuda Ltd., formerly known as Max Re Ltd., since April 2004. From 1996 to 1999, Mr. Becker was Chairman and Chief Executive Officer of Orion Capital Corporation, until its sale in 1999 to Royal & SunAlliance, where he then served as Vice Chairman and a Director of Royal & SunAlliance USA until 2000. He was President and Chief Executive Officer of an Orion Capital subsidiary from 1994 to 1996. From 2002 to 2005, he led the restructuring and wind-down of Trenwick Group Ltd., a Bermuda insurance company and its subsidiary, LaSalle Holdings from 2002-2007. From 2001 to 2004, he was non-executive Chairman of Hales & Company, a boutique insurance industry investment bank and private equity investor. Mr. Becker is Chairman and General Partner of West Virginia Media Holdings, which he co-founded in 2001. He is a Director of Selective Insurance Group, Inc. Mr. Becker earned his Juris Doctor and Bachelor of Science in Business Administration degrees from West Virginia University. He is a Certified Public Accountant and is an admitted attorney in West Virginia.

(AMT611) TWST: Would you start with a brief summary of Max Capital?

Mr. Becker: Max Capital celebrates its 10th anniversary this year. The company was founded in 1999 and it has accomplished a number of important milestones along the way, evolving into one of a handful of global enterprises operating in both the specialty insurance and reinsurance arenas. Max today has over 300 employees with major underwriting platforms in Bermuda, Dublin, six US cities, and in London at Lloyd’s.

TWST: It’s a tough time to be talking about financial services given the existing turmoil in the market. Where do you think we are at this point?

Mr. Becker: I think the property and casualty market is different from the rest of the financial sector. Most property and casualty companies have fairly conservative asset portfolios. At the same time, with the cost of capital having increased so much across the spectrum, the pricing of property and casualty products is actually improving for the carriers right now. So, it’s an unusually good place to be during a recession.

TWST: Where are you in the IPC Holdings deal? Validus made an unsolicited bid to IPC for about $1.7 billion and upon reviewing that competing offer, IPC’s Board unanimously confirmed its approval of the amalgamation between itself and Max.

Mr. Becker: We believe the IPC merger with Max Capital is a positive transaction for both sets of shareholders. IPC is a fine property cat company that has a track record of producing attractive results from a world class portfolio of business, but IPC has been looking to diversify. The issue with being a monoline property cat company is it’s either feast or famine. You either have terrific results or your results are not very good, based in large part upon nature’s events, whether it’s hurricanes or earthquakes or something else. Max, on the other hand, has a very diverse book of business, both geographically and by product, with a good mix of long-tail and short-tail lines, and so we are a great match for IPC. And both companies will benefit from the enhanced scale of the post-merger operations.

In a diversified enterprise, you can still write property cat business, but you have other lines of business that help to stabilize your results and really bring more consistency in returns. The key is to have diversity across uncorrelated lines, so a mix of long-tail and short-tail lines is essential if you are seeking to optimize the benefits of diversity. So you give up the high highs, but you also give up the low lows. It’s a much more investor-friendly enterprise. The transaction that we signed with IPC in early March is progressing extremely well. Our preliminary proxy statements have been filed, the regulatory approvals are well advanced, and it’s our expectation that we’ll be having a shareholder vote in June. Of course, it’s important to understand that the shareholders will only be voting on whether or not to proceed with the IPC/Max merger. The Validus hostile bid will not be up for vote and, in the event that IPC shareholders do not approve the IPC/Max combination, in my view it is unlikely that a deal between IPC and Validus would actually materialize, and certainly not during the Atlantic hurricane season.

TWST: Assuming the amalgamation goes the way that you like, what will Max Capital’s global footprint look like after that’s completed?

Mr. Becker: The combined enterprise will have the portfolio of diversified products that Max writes today, as well as a significant component of international property cat business. This is extremely attractive because the two parts of the business will have different and non-correlated risk characteristics. The geographic underwriting platform in the merged company will not be different from what it is today, in that all of IPC’s employees are in Bermuda. So the Bermuda platform just gets larger, but we don’t add any new physical locations. We will, however, have a much strengthened underwriting team in Bermuda, as the accomplished property cat underwriters of IPC join Max’s talented insurance and reinsurance specialists. We believe that combining a recognized writer of worldwide property cat business with Max’s existing global platform will create a company that will build greater value for all its shareholders.

TWST: Is this industry still highly fragmented? Is there still a lot of consolidation to be done?

Mr. Becker: The insurance industry has always had an ability to spawn new entrants and then, over time, there is a merger and consolidation process that takes place. I have said for some time that the Bermuda marketplace is a little overdue for some consolidation. We have too many entities about the same size, doing the same thing. A transaction like the IPC deal takes several months of work and dialogue to ensure that not only does the math work, but the resulting business model is one that’s going to be better for your shareholder base. This transaction should be terrific for both sets of shareholders.

TWST: The catastrophe environment has been pretty good for the past couple of years and you must be heartened by the predictions of a tame hurricane season. Are there any other challenges to worry about in the short to medium term?

Mr. Becker: When you’re in the insurance business, you spend most of your life worrying about something. The property catastrophe business has generally been good for the past couple of years, but 2005 was a tough year with Katrina, Rita, Wilma; 2006 and 2007 were fairly light years for hurricane losses, despite 2007 having a very active Atlantic hurricane season; and then in 2008 you had Hurricane Ike. So, it is a business that’s a little bit feast or famine. And, while the predictions are for a tamer hurricane season this year, I’m not sure they have ever been right, one way or the other. You just do not know what Mother Nature is going to do.

TWST: Do you foresee anything coming along in the realm of public policy that will affect you?

Mr. Becker: Clearly, the Obama Administration has been very vocal about its desire to put in place different rules for oversight of offshore jurisdictions – not just insurance, but all types of financial services and other products. My guess is most of that would be favorable for companies like Max, because it will clear up the regulatory structure in the US. I think it’s highly probable that it will contain federal oversight of insurance. Currently, there are 50 different state oversight insurance bodies, which are very different, and for companies like us, the US is an expensive place to do business. If there were simplified federal rules, it would really level the playing field in the US arena. So, my expectation is that there will be legislation, and I think it will have a number of elements. But, on balance, I think it will probably be positive for our industry and for the Bermuda market.

TWST: Turning to your Board of Directors for a moment, what are the special talent assets? What are the resources that they bring to the company, and, over the next year or two, are you looking to make any changes or additions?

Mr. Becker: We have a strongly engaged Board of Directors committed to good corporate governance, disclosure and transparency. As a Board, we recognize that the bar continues to be raised and we are continually evaluating what it means to be a well-governed company.

TWST: What’s on the agenda for the company over the next 12 months? What are your priorities and what will make that time frame a success?

Mr. Becker: At Max, we have been very successful at building out our franchise without diluting shareholder value. In 2007, we started a business in the US called Max Specialty, which this year is expected to generate over $250 million of premiums, and, in November 2008, we announced the acquisition of a Lloyd’s platform that we now call Max at Lloyd’s. So, I think what you’re going to see is a continued focus on organic growth, bringing on additional specialty teams into our combined enterprise and probably adding specialization in London and the US.

TWST: Would you introduce us to your top level management team? Who are two or three of your key individuals?

Mr. Becker: Today the key officers of Max include Peter Minton, our Chief Operating Officer, who is probably one of the smartest analytical practitioners in our industry today; Joe Roberts, our CFO, who does an outstanding job; Angelo Guagliano, the CEO of Max Bermuda, which is our key underwriting enterprise for Bermuda and for Dublin; and Steve Vaccaro, the CEO and the founder and builder of Max Specialty. After the merger closes, the senior leadership team of the combined entity will include both Max and IPC leaders.

TWST: In your discussions with the investment community, are there any recurring questions or any misperceptions that you’re encountering? Do they really understand the Max Capital story?

Mr. Becker: The investor community is starting to really understand that Max, today, is a traditional underwriter of specialty insurance and reinsurance – that it has successfully transitioned from its origins as a Bermuda reinsurance company with a structured and alternative risk underwriting portfolio and an investment strategy that included a relatively high proportion of hedge funds and other alternative investments. We’ve successfully executed a 180-degree turn over the past 10 years, and today we believe Max has a really strong traditional underwriting operation. And we run a fairly similar investment portfolio to the other major global writers. That story is starting to come through and I think is being appreciated by the Street.

TWST: What are the key metrics or events that investors should focus on as they track your performance?

Mr. Becker: What they should focus on is a reasonable rate of organic growth, supported by a better than average combined ratio. We pride ourselves on being an effective underwriting organization. So Max’s combined ratios for its different lines of business have been largely attractive and, in fact, generally better than our peer group average. What one would expect as we grow is that we continue to focus on the proper risk quantification and profiling that enables us to consistently deliver those results.

TWST: What would you suggest are the one or two sets of information that would give a long-term investor insight into what Max Capital is doing, where it’s going, and how it’s growing?

Mr. Becker: I think the key thing for long-term investors is our embedded growth rate of gross written premiums and how that translates into our return on capital. We believe we manage our capital quite well and that the steadiness and consistency of the return on capital, in Max, has been extremely favorable.

TWST: Thank you. (KL)

W. MARSTON (MARTY) BECKER

Chairman & CEO

Max Capital Group Ltd.

Max House

2 Front Street

Hamilton HM 11

Bermuda

(441) 295-8800

(441) 295-8899 – FAX

www.maxcapgroup.com

e-mail: info@maxcapgroup.com